Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

		Year ended December 31,
		2008(1)	2007(1)	2006(1)	2005(1)	2004(1)
		(millions of Euro)
Earnings
Profit before tax from continuing operations		2,897	4,324	5,723	5,673	5,606
Fixed charges		2,383	2,448	2,517	2,594	2,364
Amortization of capitalized interest and issue debt discounts or premiums		—	—	—	—	—
Dividends from associates and joint ventures accounted for using the equity method		54	50	49	57	36
Share of losses of associates and joint ventures accounted for using the equity method		14	2	7	149	49
Capitalized interest for the applicable period		—	—	—	—	—
Share of earnings of associates and joint ventures accounted for using the equity method		(80)	(89)	(58)	(173)	(45)

	(A)	5,268	6,735	8,238	8,300	8,010
Fixed charges
Interest expenses (both expensed and capitalized)		2,341	2,419	2,489	2,565	2,333
Issue costs and any original issue debt discounts or premiums		7	7	7	7	7
Estimated interest within rental expense for operating leases		35	22	21	22	24

	(B)	2,383	2,448	2,517	2,594	2,364
Ratio of Earnings to fixed charges (A/B)		2.21	2.75	3.27	3.20	3.39

(1)

Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. All periods presented for comparison purposes have been restated.